6-K 1 form6k204.htm

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended April 30, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

                                       FORM 6-K

                                 EXHIBIT INDEX

                                        EXHIBIT

Press Release – English

Mon Apr 26, 2004
Vannessa Ventures Updates Shareholders on it's Activities

Calgary, Alberta - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781) issues this update to shareholders regarding corporate activities in its principal areas of interest:

Cerro Crucitas, Costa Rica

In October 2003, the Company received a ruling from the Ministry of Environment, allowing for the recommencement of the process to obtain the environmental permit for the Cerro Crucitas project. The Company, through its 100 percent owned subsidiary, Industrias Infinito, S.A., and its consultants, has been active working with the national environmental secretariat, SETENA, a department within Costa Rica's Ministry of Energy and Mines.

In March 2004, SETENA appointed a technical commission to review the environmental impact study (EIS) submitted by the Company on the project. The Company has contracted five experts in various environmental disciplines from the University of Costa Rica who have been on the property to evaluate the project and to assist the Company in its submission of information to SETENA which is reviewing the environmental aspects of the study, the environmental management plan and the environmental monitoring plan.

The Company anticipates submitting a complete annex to its previously submitted environmental impact study to address any deficiencies identified by SETENA within a relatively short time after receiving SETENA's final requirements. It is difficult to speculate on the timing, but the company is confident that the submission of the required addendums will secure the final environmental approval needed to proceed with mine development and construction.

At a 0.8 g Au/t cut off, the Crucitas project contains measured and indicated resources of 29.7 million tonnes at a grade of 1.51 g/t gold for 1.44 million ounces of gold and 3.41 g/t silver containing 223,000 lbs of silver. Cerro Crucitas also contains inferred mineral resources of 10.1 million tonnes at a grade of 1.56 g/t gold containing 506,000 ounces of gold and 2.93 g/t silver for 65,000 lbs of silver as detailed in the Company's press release of October 30, 2003.

Maple Creek alluvial gold and diamond project, Guyana

The alluvial diamond and gold project on Maple Creek near the Potaro River in Guyana still requires further evaluation. Despite good results in the original sampling period, recent bulk testing has not produced results required for commercial production. The operation needs additional geological and operational input which the Company expects will result from a management change made at the site this month. The Company retained the services of a professional mine manager from South Africa with extensive managerial and technical experience in the mining and recovery of alluvial diamonds in various locations in Africa in both large and small scale mining operations. The Company believes that with new management operating the project, improved productivities and recoveries should be experienced.

Marudi Mountain, Guyana

In late 2003, the Company announced that the Board of Directors had approved a drilling program for 2004 consisting of approximately 2,500 metres of drilling on the Company's Marudi Mountain property in southern Guyana. The exploration program has been advanced through the completion of 14 wooden bridges and upgrading of the seasonal road to the site.

In addition, the drill-hole locations have been mapped and work has been completed in preparing the drilling and camp areas. Delays in completing this work have resulted in the actual drilling being deferred until after the rainy season in Guyana which runs from May until mid July. With all of the planning done and the infrastructure in place, the Company expects the drilling to be completed in an efficient and cost effective manner during August of this year.

Through its 100% owned subsidiary, Romanex, (Guyana) Inc. Vannessa holds a 12,500 acre license over this prolific gold producing area in Guyana. On one of six prospective areas, diamond drilling was completed by Sutton Resources Ltd, a previous owner of the property. A resource estimate compiled for Sutton by Kilborn engineering Pacific in June 1995 is filed on SEDAR and the results were published in a news release dated April 8, 2002.

Using a 1 g/t gold cut-off the total measured and indicated resources is 320,000 ounces at an average grade of 2.94g/t gold and inferred resource of approximately 67,000 ounces at an average grade of 2.45 g/t gold. There is good potential for additional resources being identified based on the number of unexplored targets identified by geochemical anomalies and by the presence of historical and current workings by scattered informal miners in the area.

Las Cristinas, Venezuela

Minera Las Cristinas, (MINCA), a subsidiary 95%-owned by Vannessa, succeeded in having its nullity action against Presidential Decree #1962 admitted in the Supreme Court on March 31, 2004. Decree #1962 nationalized the Las Cristinas Copper Concessions. The Supreme Court officially notified the offices of the Attorney General; the Controller of the Republic and the Director General of the Presidential Ministry of the admission of the nullity action filed by MINCA.

This decision is in addition to the November 25, 2003 decision (File 16,700) in which the Court points out that Ministry of Energy and Mines (MEM)'s resolutions 035 and 036 regarding MINCA'S gold and copper concessions have been challenged and -- we quote -- "therefore the revocations are not definitely firm." Furthermore, the Court in the same ruling confirmed again that the terms of the contract signed with CVG by MINCA for the exploration and development of Las Cristinas remained intact.

The admission of the nullity action against presidential decree #1962 adds weight to the advances made by the admittance of the nullity action against decree #1757 which formed the basis for the granting of an operating contract to Crystallex International Corporation by Corporacion Venezolana de Guayana (CVG).

MINCA also requested the Supreme Court to annul the September 2002 CVG/ Crystallex Las Cristinas contract since this contract conflicts with the bona fide rights of MINCA. This case is now proceeding in the courts. Legal opinions provided by independent Venezuelan legal counsel based on the evidence filed, and on Venezuelan law, suggests that MINCA can expect a positive decision and regain possession of the property.

Complete details of the court decision and the court evidence will be published on the Company's web site shortly.

Vannessa Ventures is concerned about the social and political situation in the Las Cristinas area. Thousands of small-scale miners are working on the Las Cristinas concessions; many small businesses have set up shop and families are living on the concession.

The government has encouraged the miners to form cooperatives and associations and is already providing them with funding to finance the purchase of mining equipment. Several associations feel that they have gained a legal right because of an agreement with CVG and Crystallex signed in 2003 which gave them access to the high-grade gold areas. The miners have announced that they would not be moved from the property and expect that the area will be designated for their exclusive mining use.

This perception is reinforced by support the miners receive from the regional representative of the Ministry of Energy and Mines and the fact that the National Assembly is evaluating changes in legislation to accommodate the Cooperatives and Miners Associations.

Also, efforts by CVG to remove the miners have been unsuccessful. CVG announced 14 months ago that the 300 informal miners operating on the concession would be relocated within 60 days but this operation was not successful. There are now up to ten thousand miners and others working on the property, making it very difficult to develop the property as a larger-scale mine until the small miners have exhausted the high-grade ore accessible by their mining methods, which could take several years.

If the legal process in Venezuela is frustrated due to protracted delay, or by other means, Vannessa will exercise its rights to International Arbitration to seek compensation for damages.

John Morgan
President & CEO
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.